EXHIBIT 99.1

ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Financial Position

(Expressed in thousands of U.S. dollars)

(Unaudited)

1003

	June 30,	September 30,
	2023	2022
Assets
Current assets
Cash and cash equivalents	$723	$626
Trade and other receivables (note 4)	10,149	6,309
Inventories (note 5)	5,898	4,477
Prepaid expenses and other (note 7(b))	6,246	3,895
Due from related party (note 7(a))	-	374
Total current assets	23,016	15,681

Non current assets
Property, plant and equipment	10,443	2,312
Long-term deposit	105	88
Total non-current assets	10,548	2,400

Total assets	$33,564	$18,081
Liabilities and Equity
Current liabilities
Trade and other payables (note 8)	$7,398	$4,147
Working capital facilities (note 9(a))	12,092	11,635
Promissory notes (note 9(b))	1,022	4,363
Deferred grant income	-	65
Deferred revenue (note 19)	-	5
Short term loans (note 10)	3,800	582
Lease inducement (note 11)	-	136
Relief and recovery fund payable (note 14)	57	28
Other payables	486	246
Lease liability – current portion (note 11)	201	164
Total current liabilities	25,056	21,371

Non-current liabilities
Lease liability – non-current portion (note 11)	2,168	2,235
Relief and recovery fund payable (note 14)	215	249
Other payables	140	145
Total non-current liabilities	2,523	2,629

Equity (Deficiency)
Share capital (note 12)	111,786	103,305
Contributed surplus	6,817	6,235
Warrants (note 12)	6,872	4,725
Accumulated other comprehensive gain	13,645	13,491
Revaluation surplus (note 6)	1,882	-
Deficit	(135,017)	(133,675)
Total Equity (Deficiency)	5,985	(5,919)

Total liabilities and equity (deficiency)	$33,564	$18,081

See accompanying notes to unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2022.

1

ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Operations

(Expressed in thousands of U.S. dollars, except per share amounts)

Nine-month periods ended June 30, 2023 and 2022

(Unaudited)

	Three months ended June 30,		Nine months ended June 30,
	2023	2022	2023	2022

Revenue (note 19)	$10,531	$4,305	$28,769	$9,845
Direct manufacturing costs (note 5(b))	7,569	3,218	21,189	7,310
Gross margin	2,962	1,087	7,580	2,535

Expenses
Research and development	685	944	2,675	2,910
Government assistance (note 16)	(109)	(226)	(326)	(352)
Sales and marketing	378	290	1,356	959
General and administrative	868	669	2,309	1,984
Stock based compensation	334	378	599	699
Finance cost (note 9, 10 and 12)	518	622	1,658	1,890
Patents and trademark expenses	30	24	90	61
	2,704	2,701	8,361	8,151

Income(loss) before the undernoted	258	(1,614)	(781)	(5,616)

Amortization	198	100	392	301

Income(loss) from operations	60	(1,714)	(1,173)	(5,917)

Foreign exchange gain(loss) and interest income	17	253	(165)	50

Net income(loss) for the period	77	(1,461)	(1,338)	(5,867)

Basic income(loss) per share	0.00	$(0.05)	(0.04)	$(0.20)
Diluted income(loss) per share	0.00	$(0.05)	(0.04)	$(0.20)

Weighted average number of shares				29,313,36
Outstanding, basic and fully diluted	32,975,228	29,327,152	32,568,110

See accompanying notes to unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2022.

2

ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Comprehensive income (Loss)

(Expressed in thousands of U.S. dollars)

Nine-month periods ended June 30, 2023 and 2022

(Unaudited)

	Three months ended June 30,		Nine months ended June 30,
	2023	2022	2023	2022
Net income (loss) for the period	$77	$(1,461)	$(1,338)	$(5,867)
Revaluation surplus (note 6)	1,882	-	1,882	-
Currency translation differences	204	17	154	25
Other comprehensive income for the period	2,086	17	2,036	25
Total Comprehensive income (loss) for the period	2,163	(1,444)	698	(5,842)

See accompanying notes to unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2022.

3

ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Changes in Equity

(Expressed in thousands of U.S. dollars)

Nine-month periods ended June 30, 2023 and 2022

(Unaudited)

	Share Capital	Contributed Surplus	Deficit	Fair value of share purchase warrants	Accumulated other Comprehensive Income	Revaluation Surplus	Total
Balance – October 01, 2021	$102,498	$4,903	$(127,128)	$4,687	$13,344	-	$(1,696)
Stock-based compensation	-	699	-	-	-	-	699
Issue of shares	768	-	-	-	-	-	768
Net loss for the period	-	-	(5,867)	-	-	-	(5,867)
Currency translation differences	-	(27)	-	-	25	-	(2)
Balance – June 30, 2022	$103,266	$5,575	$(132,995)	$4,687	$13,369	-	$(6,098)

Balance – October 01, 2022	$103,305	$6,235	$(133,675)	$4,725	$13,491	-	$(5,919)
Stock-based compensation	-	599	-	-	-	-	599
Issue of shares	8,480	-	-	2,147	-	-	10,627
Unrealized gain on acquisition	-	-	-	-		1,882	1,882
Net loss for the period	-	-	(1,338)	-	-	-	(1,338)
Currency translation differences	1	(17)	(4)	-	154	-	134
Balance – June 30, 2023	$111,786	$6,817	$(135,017)	$6,872	$13,645	1,882	$5,985

4

ELECTROVAYA INC.

Condensed Interim Consolidated Statement of Cash Flows

(Expressed in thousands of U.S. dollars)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

	June 30, 2023	June 30, 2022

Cash and cash equivalents provided by (used in)

Operating activities

Net income(loss) for the period	$(1,338)	$(5,867)
Items not involving cash:
Amortization	392	301
Stock based compensation expense	599	699
Cash and cash equivalents provided by (used in) operating activities	(347)	(4,867)
Net changes in working capital (note 14)	(4,191)	(6,503)
Cash and cash equivalents from (used in) operating activities	(4,538)	(11,370)

Investing activities
Purchase of property, plant and equipment	(6,555)	(27)
Cash and cash equivalents (used in) investing activities	(6,555)	(27)

Financing activities
Issue of shares	10,600	741
Change in loan payable	(5,049)	7,743
Change in due from related party	381	-
Change in other payables	4,683	-
Change in non-current liabilities	243	(269)
Change in long-term deposit	(13)	(17)
Payment of lease liability (interest portion)	(252)	(279)
Payment of lease liability (principal portion)	(124)	(102)
Cash and cash equivalents from (used in) financing activities	10,469	7,817

Increase (Decrease) in cash and cash equivalents	(624)	(3,580)
Exchange difference	694	333
Cash and cash equivalents, beginning of period	653	4,202
Cash and cash equivalents, end of period	723	955

Supplemental cash flow disclosures:
Income tax paid	-	-
Interest paid	1,564	1,747

See accompanying notes to unaudited condensed interim consolidated financial statements.

These unaudited condensed interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended September 30, 2022.

5

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

1. Reporting Entity

Electrovaya Inc. (the “Company”) is domiciled in Ontario, Canada, and is incorporated under the Business Corporations Act (Ontario). The Company’s registered office is at 6688 Kitimat Road, Mississauga, Ontario, L5N 1P8 Canada. The Company’s common shares trade on the Toronto Stock Exchange and NASDAQ under the symbol ELVA.TO and ELVA respectively. The Company has no immediate or ultimate controlling parent.

These unaudited condensed interim consolidated financial statements comprise the Company and its subsidiaries (together referred to as the “Group”). The Group is primarily involved in the design, development and manufacturing of Lithium-Ion batteries, battery systems and battery-related products for energy storage, clean electric transportation, and other specialized applications.

2. Basis of Presentation

a) Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared based on the principles of International Accounting Standard 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board ("IASB"). The unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s September 30, 2022 audited annual consolidated financial statements and accompanying notes.

These unaudited condensed interim consolidated financial statements were authorized for issuance by the Company’s Board of Directors on August 11, 2023.

b) Basis of Accounting

These unaudited condensed interim consolidated financial statements have been prepared on the going concern basis, which contemplates the realization of assets and settlement of liabilities as they fall due in the normal course of business.

c) Functional and Presentation Currency

These unaudited condensed interim consolidated financial statements are presented in U.S. dollars and have been rounded to the nearest thousands, except per share amounts and when otherwise indicated. The functional currency of the Company is the Canadian dollar and the functional currencies of the Group’s subsidiaries include Canadian dollars and US dollars. The Company presents its financial statements in U.S. dollars due to the high level of involvement in the U.S. market with over 90% of its sale being in U.S. dollars.

6

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

d) Use of Judgements and Estimates

The preparation of the unaudited condensed interim consolidated financial statements are in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. Management base their judgments, estimates and assumptions on current facts, historical experience and various other factors that they believe are reasonable under the circumstances. The economic environment could also impact certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in our impairment testing of our non-financial assets. Management’s assessment of these factors forms the basis for their judgments on the carrying values of assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. Management reviews the estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary. Revisions are recognized in the period in which the estimates are revised and may impact future periods as well.

e) Seasonality and impact of COVID-19

The Company has historically experienced seasonality in its business. In recent periods, revenue has decreased in the first quarter of the year which reflects the customers’ preference to defer our product delivery past the seasonal holidays and into the new year due to an increasing e-commerce demand and need to minimize changes or disruptions at high volume distribution centres. This seasonality has also been increased due to the impact of the COVID-19 on the general consumer community, as online shopping increases and distribution centres deal with higher than normal volumes. Furthermore, while demand for lithium-ion batteries from the materials handling electric vehicle sector is emerging, the sales cycle and customer purchasing patterns are highly variable making quarter to quarter predictions difficult.

f) Significant Accounting Policies

During the quarter, the Company adopted the revaluation method of accounting for the newly acquired building and land. Land and building measured using the revaluation method is initially measured at cost and subsequently carried at its revalued amount, being the fair value at the date of the revaluation less any subsequent accumulated depreciation and any accumulated impairment losses. Revaluations are made on an annual basis to ensure that the carrying amount does not differ significantly from fair value. Where the carrying amount of an asset increases as a result of revaluation, the increase is recognized in other comprehensive income or loss and accumulated in equity in revaluation surplus, unless the increase reverses a previously recognized impairment recorded through net income, in which case that portion of the increase is recognized in net income. Where the carrying amount of an asset decreases, the decrease is recognized in other comprehensive income to the extent of any balance existing in revaluation surplus in respect of the asset, with the remainder of the decrease recognized in profit or loss. Material residual value estimates and estimates of useful life are updated as required, but at least annually. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amounts of the assets and are recognized in profit or loss within “other income” or “other expenses.

7

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

All other accounting policies in these unaudited condensed interim consolidated financial statements are the same as those applied in the Company’s consolidated financial statements as at and for the year ended September 30, 2022.

g) Acquisition of Sustainable Energy Jamestown LLC

In March 2023, the Company completed the acquisition of Sustainable Energy Jamestown ("SEJ"), a limited liability company controlled by the majority shareholders of the Company. The primary asset of SEJ is a building located at 1 Precision Way, Jamestown, NY.  The purchase price was paid by way of a $1.05 million promissory note payable to the members of SEJ with a term of 365 days bearing interest at 7.5% per annum payable at maturity.

The preliminary purchase equation is based on management’s current best estimates of fair value. The preliminary purchase price allocation as at March 31 is as follows:

Property, plant and equipment	$5,800

Current Liabilities
Due to related party	800
Vendor Promissory Note	3,950
Total net assets acquired	1,050

As part of the security interests granted to the Company’s existing lender for its consent to the transaction, Dr. Sankar Das Gupta pledged 7,000,000 common shares of the Company.

The financials of Sustainable Energy Jamestown are consolidated into the Electrovaya Group under IFRS.

3. Standards issued but not yet effective

At the date of authorization of these unaudited condensed interim consolidated financial statements certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted by the Company.

Management anticipates that the pronouncements will be adopted in the Company’s accounting policy for the first period beginning after the effective date of the pronouncement. The new standards and interpretations that have been issued are not expected to have a material impact on the Company’s unaudited condensed interim consolidated financial statements.

8

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

4. Trade and Other Receivables

	June 30, 2023	September 30, 2022

Trade receivables, gross	$9,343	$6,312
Allowance for credit losses	(48)	(54)
Trade receivables	9,295	6,258
Other receivables	854	51
Trade and other receivables	$10,149	$6,309

As at June 30, 2023, 5.71% of the Company’s accounts receivable is over 90 days past due (September 30, 2022 - 0.86%)

All of the Company’s trade and other receivables have been reviewed for indicators of impairment.

The movement in the allowance for credit losses can be reconciled as follows:

	June 30, 2023	September 30, 2022
Beginning balance	$54	$-
Impairment loss	-	-
Allowance provided (reversed)	(9)	54
Exchange translation	3	-
Ending balance	$48	$54

5. Inventories

(a) Total inventories on hand as at June 30, 2023 and September 30, 2022 are as follows:

	June 30, 2023	September 30, 2022

Raw materials	$4,820	$3,983
Semi-finished	310	242
Finished goods	768	252
	$5,898	$4,477

9

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

(b) At the quarters ended June 30, 2023 and 2022, the following inventory revaluations and obsolescence provisions were included in direct manufacturing costs:

	June 30,
	2023	2022
Provision(recovery) for obsolescence	$(71)	$-

6. Revaluation of land and buildings

In accordance with IFRS, Electrovaya has elected to revalue its Land and Building as at March 31, 2023. As a result, Land and Building are carried at revalued amounts as opposed to historical cost. The Land and Building assets have been revalued based on the report of an independent qualified valuer. If the revalued assets were stated on the historical cost basis, the net book value of Land and Building would be $4,890 as at March 31, 2023. The revaluation surplus of Land and Building $1,882 was recorded through Other Comprehensive Income.

7. Prepaid expenses and other

a) Due from related party:

On March 31, 2023, the Company purchased the membership interest in Sustainable Energy Jamestown LLC, a New York incorporated company controlled by the majority shareholders of the company. The related party balance is consolidated and eliminated in the current period.

b) As of June 30, 2023 and September 30, 2022 the prepaid balance are as follows:

	June 30, 2023	September 30, 2022
Prepaid expenses	$6,246	$3,895
	$6,246	$3,895

Prepaid expenses are comprised of vendor deposits on inventory orders for the future requisition of inventories, insurance premium and current deposits.

8. Trade and Other Payable

Trade and Other Payables as at June 30, 2023 and September 30, 2022 are as follows:

	June 30, 2023	September 30, 2022
Trade Payables	$5,759	$3,132
Accruals	1,118	545
Other Payables	521	470

10

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

9. Working Capital Facilities

a) Revolving Credit Facility

As at June 30, 2023 the balance owing under the facility is $12.09 million (Cdn $16 million). The maximum available under the facility is $12.09 million (Cdn $16 million). The draw has reached the max funds available for drawing under the facility.

The interest on the revolving credit facility is the greater of a) 8.05% per annum above the Prime Rate or b) 12% per annum. Interest is payable monthly.

	June 30	September 30,
	2023	2022
Revolving credit facility	$12,092	$11,635

On June 30, 2023, the Company renewed its revolving facility and extended the term of the facility by three months to September 29, 2023, with the Company having the option to extend the facility by a further three months to December 31, 2023. In exchange for this renewal, the Company issued 8,386 shares at Cdn $4.77 as compensation for Cdn $40K amendment fee. All other terms and conditions are unchanged.

b) Promissory Note

	June 30, 2023	September 30, 2022

Promissory Note (I)	$-	$4,363
Promissory Note (ii)	1,022	-
	$1,022	$4,363

i)

The promissory note was secured by the personal guarantee of Dr. Sankar Das Gupta, CEO and the controlling shareholder of the Company, as well as a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favour of the lender. The Promissory Note is for $4,363 (Cdn $6 million) and bears interest at the greater of a) 10% per annum or b) 7% per annum above the Prime Rate.

11

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

On November 14, 2022, the Company repaid the promissory note in the amount of $4.4 million (Cdn $6 million) via the proceeds of an equity raise. Upon repayment, the pledge of 27,500,000 Common Shares by Dr. Das Gupta on the share certificates were returned.

The short-term loans are secured by the personal guarantee of Dr. Sankar Das Gupta, CEO and the controlling shareholder of the Company. On November 11, 2022, all short-term loans have been fully repaid.

ii)

On March 31, 2023, the Company purchased 100% of the membership interest in Sustainable Energy Jamestown LLC (‘SEJ”), a New York incorporated company controlled by the majority shareholders of the company. In return, the Company issued a promissory note for $1.05 million to the members of SEJ, with a term of 365 days bearing interest at 7.5% annually payable at maturity. The Company maintains the ability to prepay the promissory note prior to the maturity date, but not before the Company has completed its planned NASDAQ listing.

10. Short Term Loans

On December 4, 2017, the Company received a short-term loan of $364 (Cdn $500K) for 6 month term at 2% interest per month fully repayable on June 01, 2018. This loan has been renewed several times and was due February 01, 2023, with a penalty clause for payment of Cdn $20K in the event of a default in paying the principal amount on the due date or if the note is not rolled over. The interest rate was reduced to 1.8% per month starting from March 01, 2022. The Company has the option of paying out the principal amount of the short-term loan at any time before the maturity date without any penalty. As of November 11, 2022, this loan has been fully repaid.

On June 25, 2019, two private companies each loaned to the Company $109 (Cdn $150K) for a total of $218 (Cdn $300k) on promissory notes for 3 months terms at 2% interest per month both fully repayable on September 24, 2019. This arrangement also carries a commitment fee of 5% deducted from the principal amount of $218 (Cdn $300K). The loans are guaranteed by the primary shareholder. The notes were renewed on an on-demand basis with no specific maturity. As of November 11, 2022, this loan has been fully repaid.

On March 31, 2023, the Company entered into a vendor take back note (the “Note”) with the previous owners of the building located at 1 Precision Way, Jamestown, NY. The Note has a two year term starting on 1st July 2022 and expiring on 30th June 2024, carries interest at 2% per annum and has a payment on maturity of $2.4 million and is secured against the property. The Company retains the right to prepay this note at any time prior to the maturity date. At the time of the transaction, the balance of the note was $3.95 million.

	June 30,	September 30,
	2023	2022
Short term loans	$3,800	$582

12

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

11. Lease liability

As of June 30, 2023 lease liability consists of:

	June 30, 2023	Sep 30, 2022

Current	$201	$164
Non-current	$2,168	$2,235
Carrying amount – lease liability	$2,369	$2,399

Information about leases for which the Company is a lessee is as follows:

	June 30,	Sep 30,
	2023	2022
Interest on lease liabilities	$252	$365
Incremental borrowing rate at time of transition	14.00%	14.00%
Total cash outflow for the lease	$369	$504

The Company’s future minimum lease payments under operating leases for the years ended September 30 for the continued operations is as under:

Year	Amount

2023	$176

2024	$714

2025	$730

2026	$746

2027	$762
2028 and beyond	$1,776

The Company entered into a lease agreement for 61,327 sq.ft for its premises as its Headquarters in Mississauga, Ontario at 6688 Kitimat Road. The lease is for 10 years starting January 1, 2020 with expiry December 31, 2029. In addition, the Company is required to pay certain occupancy costs.

Under the lease agreement, the landlord provides the Company $240 (Cdn$320K) to utilize towards Leasehold Improvement to the leased premises. As of December 31, 2022 the Company has incurred the entire $240 (Cdn $320K) towards leasehold improvement to the leased premises.

13

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

11. Share Capital

a) Authorized and issued capital stock

Authorized

Unlimited common shares

Issued

	Common Shares
	Number	Amount
Balance, September 30, 2022	29,437,372	$103,305
Issuance of shares (i)	3,508,680	8,355
Issuance of shares note (12(b))	6,800	8
Issuance of shares (ii)	14,414	59
Transfer from contributed surplus	-	5
Balance, December 31, 2022	32,967,266	$111,732
Issuance of shares note (12(b))	5,200	14
Transfer from contributed surplus	-	10
Balance, March 31, 2023	32,972,466	$111,756
Issuance of shares note (iii)	8,376	30
Balance, June 30, 2023	32,980,842	111,786

(i)

The Company completed a non‐brokered private placement of 3,508,680 units at a price of Cdn $4.2305 per Unit for aggregate gross proceeds of CAD$14.8 million. Each Unit comprised of one common share of the Company and one-half of one common share purchase warrant. The Company issued 1,754,340 share purchase warrants on November 09, 2022. The expiry date of these warrants was November 09, 2025. The warrants vested immediately and the exercise price was Cdn $5.30. The original fair value of the share purchase warrants is $2.1 million and represents the non-cash expenses adjusted against share equity as a cost of the transaction.

(ii)

On December 20, 2022, the promissory note which was due to mature on December 31, 2022 and was amended to June 30, 2023 with an option to renew it further six months until December 31, 2023. The terms include a reduction in the interest rate calculation by 1%. All other terms and conditions are unchanged. In exchange for the extension, the company issued 14,414 shares at Cdn $5.55 as compensation for Canadian $80K extension fee.

(iii)

On June 30, 2023, the promissory note which was due to mature on June 30, 2023 and was amended to September 29, 2023 with an option to renew it further three months until December 31, 2023. All other terms and conditions are unchanged. In exchange for the extension, the company issued 8,386 shares at Cdn $4.77 as compensation for Canadian $40K extension fee.

(iv)

On June 13, 2023, the Company completed a reverse split of its issued and outstanding common stock at a ratio of 1 consolidated for 5 pre-consolidated shares. The Company initiated the reverse stock split in connection with its intention to meet the minimum bid price requirement and list the Common Shares for trading on the Nasdaq Capital Market. As a result of the reverse stock split, every five outstanding Common Shares were consolidated into one Common Share without any action from stockholders, reducing the number of outstanding Common Shares from approximately 164.86 million to approximately 32.97 million.

14

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

b) Stock Options

Options to purchase common shares of the Company under its stock option plan may be granted by the Board of Directors of the Company to certain full-time and part-time employees, directors and consultants of the Company and its affiliates. Stock options are non-assignable and may be granted for terms of up to 10 years. Stock options vest at various periods from zero to three years.

On February 17, 2021 at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 15,100,000 to 23,000,000.

On March 25, 2022 at a Special Meeting of the Shareholders, a resolution was passed to (i) authorize amendments to the company’s Stock Option Plan to increase the maximum number of common shares issuable upon the exercise of stock options thereunder from 23,000,000 to 30,000,000.

	Number outstanding	Weighted average exercise price
Outstanding, September 30, 2022	3,727,588	$2.30
Exercised	(6,800)	$1.05
Outstanding, December 31, 2022	3,720,788	$2.40
Exercised	(5,200)	$2.55
Cancelled or expired	(3,200)	$2.60
Outstanding, March 31, 2023	3,712,388	$2.40
Granted	1,060,000	$4.04
Outstanding, June 30, 2023	4,772,388	$2.49

						Options exercisable
Exercise price				Number Outstanding	Weighted average remaining life (years)	Number exercisable	Weighted average exercise price
$2.72	(	Cdn	$3.60)	256,400	0.64	256,400	$2.72
$3.93	(	Cdn	$5.20)	3,000	0.69	3,000	$3.93
$3.85	(	Cdn	$5.10)	8,200	0.90	8,200	$3.85
$2.46	(	Cdn	$3.25)	35,499	1.64	35,499	$2.46
$3.44	(	Cdn	$4.55)	12,000	1.89	12,000	$3.44
$2.61	(	Cdn	$3.45)	42,900	2.25	42,900	$2.61
$2.99	(	Cdn	$3.95)	9,600	2.62	9,600	$2.99
$8.05	(	Cdn	$10.65)	101,121	3.50	101,121	$8.05
$4.61	(	Cdn	$6.10)	10,667	4.09	10,667	$4.61
$1.06	(	Cdn	$1.40)	120,066	4.65	120,066	$1.06
$1.13	(	Cdn	$1.50)	1,024,000	6.09	1,024,000	$1.13
$2.49	(	Cdn	$3.30)	274,268	7.21	183,092	$2.49
$3.78	(	Cdn	$5.00)	1,494,667	8.21	648,002	$3.78
$4.35	(	Cdn	$5.75)	20,000	8.42	20,000	$4.35
$2.15	(	Cdn	$2.85)	150,000	8.98	123,333	$2.15
$2.15	(	Cdn	$2.85)	150,000	8.98	50,004	$2.15
$4.04	(	Cdn	$5.35)	1,060,000	9.79	41,000	$4.04
				4,772,388	7.35	2,688,884	$2.49

Stock based compensation expense related to the portion of the outstanding stock options that vested during the quarter ended June 30, 2023 was $334 (June 30, 2022-$378). As at June 30, 2023, the Company had outstanding 4,772,388 options (3,712,388 as at March 31, 2023) to acquire common shares under the Company’s employee stock option plan.

We amortize the estimated grant date fair value of stock options to expense over the vesting period (generally three years). The grant date fair value of outstanding stock options was determined using the Black-Scholes option pricing model and the following assumptions in the year of the grant: risk-free interest rate (based on U.S. government bond yields), expected volatility of the market price of our shares (based on historical volatility of our share price), and the expected option life (in years) (based on historical option holder behavior).

15

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

(i) The following table summarizes the assumptions used with the Black-Scholes valuation model for the determination of the stock-based compensation costs for the stock options granted during the quarter ended June 30, 2023:

Grant date	April 10,2023
No of options	1,060,000
Exercise price	$4.04
Average expected life in years	10
Volatility	79.30%
Risk-free weighted interest rate	2.92%
Dividend yield	-
Fair-value of options granted	$4,282

c) Warrants

Details of Share Warrants

	Number Outstanding	Exercise Price

Outstanding, September 30, 2021 and September 30, 2022	2,035,019	$2.30
Issued during the quarter ended December 31, 2022	1,754,340	$3.90
Expired during the quarter ended December 31, 2022	(80,869)	$5.80
Outstanding, December 31, 2022	3,708,490	$3.00
Expired during the quarter ended March 31, 2023	(242,222)	$6.45
Outstanding, March 31, 2023 & June 30, 2023	3,466,268	$2.75

The grant date fair value of outstanding share warrants was determined using the Black-Scholes pricing model using the following assumptions in the year of the grant: risk-free interest rate (based on U.S. government bond yields), expected volatility of the market price of our shares (based on historical volatility of our share price), and the expected warrant life (in years).

Between July 19 and July 31 2023, 841,499 warrants from the November 9, 2022 private placement were executed resulting in cash received of $2.9 million.

Details of Compensation options

	Number Outstanding	Exercise Price
Outstanding, September 30, 2021 and September 30, 2022	46,588	$5.90
Outstanding, December 31, 2022	46,588	$5.90
Expired during the quarter ended March 31, 2023	(29,066)	$6.45
Outstanding, March 31, 2023 and June 30, 2023	17,522	$4.95

16

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

12.  Related Party Transactions

Transactions with Chairman, Chief Executive Officer and controlling shareholder of Electrovaya Inc.

Quarterly General Expenses

There is an outstanding payable balance to Dr. Sankar Das Gupta of $18 relating to raising of capital on behalf of the Company, as at June 30, 2023 (2022-$18).

During the quarter ended June 30, 2023, the Company paid $37 (2022 - $36) to the Chief Financial Officer for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

During the quarter June 30, 2023, the Company paid $49 (2022 - $18) to the Chief Executive Officer for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

During the quarter ended June 30, 2022, the Company paid $46 to the former Chief Executive Officer and the current Executive Chairman for services rendered in his capacity as an executive officer of Electrovaya Inc. These amounts, which are recorded at their exchange amount, have been expensed in General and Administrative.

Personal Guarantees

Dr.Sankar Das Gupta personally guaranteed the following short-term loans.

	June 30, 2023		September 30, 2022
	USD	CDN	USD	CDN
Shareholder guaranteed loan (Dec. 2017)	$-	$-	$364	$500
Shareholder guaranteed loan (June 2019)	-	-	218	$300
	$-	$-	$582	$800

The Shareholder’s guaranteed loans were repaid along with accrued interest on November 10, 2022.

	June 30, 2023		September 30, 2022
Promissory Note (note 9(b))	$1,022	(i)	$4,363	(ii)

i)	The promissory note is secured by the pledge of 7,000,000 Common Shares by Dr Sankar Das Gupta in favor of the lender.
ii)

The promissory note was also secured by the personal guarantee of Dr. Sankar Das Gupta, as well as a pledge of 25,700,000 Common Shares by Dr. Das Gupta in favor of the lender. All Common Shares were released after the repayment of the promissory note on November 14, 2022.

17

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

Electrovaya Labs – Facility Usage Agreement

In May 2021 Electrovaya entered a month-to-month Facility Usage Agreement for the use of space and allocated staff of a third-party research firm providing access to laboratory facilities, primarily for research associated with its Electrovaya Labs segment. The laboratory and pilot plant facilities have many equipment and does have permits for research and developments with chemicals. The term of the agreement was for six months and could be terminated by either party upon 90 days notice.

In July 2021 the facility was acquired by an investor group controlled by the family of Dr. Sankar Das Gupta, and which group includes its CEO, Dr. Rajshekar Das Gupta.  The Facility Usage Agreement was not changed on the change of ownership and remains in effect between the Company and the owner, such that the monthly payment of Cdn $25,000 is now with a related party of Electrovaya.

On June 7, 2023, the Facility Usage Agreement was retroactively extended from January 1, 2023, for an additional three years. The agreement maintains a 2.5% annual rent increment while keeping all other terms and conditions unchanged.

Special Option Grants

In September 2021, on the recommendation of the Compensation Committee of the Company, a committee composed entirely of independent directors, the Board of Directors of the Company determined that it is advisable and in the best interests of the Company to amend the terms of the compensation of certain key personnel to incentivize future performance, to encourage retention of their services, and to align their interests with those of the Company’s shareholders.

Dr. Sankar Das Gupta was granted two million options which vest in two tranches of one million options each based on reaching specific target market capitalizations. As the target market capitalizations have not yet been reached, none of these options have vested.

Dr. Rajshekar Das Gupta was granted four million and five hundred thousand options which vest in three tranches of one million and five hundred thousand options based on reaching specific target market capitalizations. As the target market capitalizations have not yet been reached, none of these options have vested.

In April 2023, following the suggestion of the Company's Compensation Committee, consisting entirely of independent directors, the Company's Board of Directors awarded Dr. Rajshekar Das Gupta a total of three million options. These options will vest in two phases: one million options and five hundred thousand options, contingent upon achieving certain target market capitalizations. However, since the specified market capitalization targets have not been met yet, none of these options have become vested.

Acquisition of Sustainable Energy Jamestown LLC

In March, 2023, the Company completed the acquisition of Sustainable Energy Jamestown ("SEJ"), a limited liability company controlled by the majority shareholders of the Company. The primary asset of SEJ is a building located at 1 Precision Way, Jamestown, NY.  The purchase price was paid by way of a $1.05 million promissory note payable to the members of SEJ with a term of 365 days bearing interest at 7.5% per annum payable at maturity. As part of the security interests granted to the Company’s existing lender for its consent to the transaction, Dr. Sankar Das Gupta pledged 7,000,000 common shares of the Company.

18

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

13.  Change in Non-Cash Operating Working Capital

	June 30
	2023	2022

Trade and other receivables	$(3,840)	$(1,643)
Inventories	(1,421)	(426)
Prepaid expenses and other	(2,351)	(3,166)
Trade and other payables	3,251	(575)
Deferred grant income	(65)	170
Deferred revenue	(5)	(631)
Other payable	240	(232)
	$(4,191)	$(6,503)

14.  Relief and Recovery Fund Payable

The Relief and recovery fund is created by the Ministry to support the Company to recover from economic disruption associated with the COVID-19 outbreak. An amount of $300 (Cdn 380k) was received as at September 30, 2021. The funding bears no interest and the Company is required to repay in equal monthly payments for 5 years starting from April 1, 2023.

15.  Government Assistance

The government assistance is related to specific Government supported research and development programs undertaken by Electrovaya Labs, a division of the Company. The National Research Council of Canada Industrial Research Assistance Program (IRAP) has provided $109 (Cdn $146K) during the quarter ended June 30, 2023.

16.  Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, trade and other receivables, trade and other payables, promissory notes and other payables.

19

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

Fair Value

IFRS 13 “Fair Value Measurement” provides guidance about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value are required to maximize the use of observable inputs and minimize the use of unobservable inputs. The fair value hierarchy is based on three levels of inputs. The first two levels are considered observable and the last unobservable. These levels are used to measure fair values as follows:

-	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities, either directly or indirectly.

-

Level 2 – Inputs, other than Level 1 inputs that are observable for assets and liabilities, either directly or indirectly. Level 2 inputs include quoted market prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

-	Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The following table presents the carrying and approximate fair values of the Company’s financial instruments:

	As at June 30, 2023				As at September 30, 2022

Financial assets:	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Cash and cash equivalents	$723	-	-	$723	$626	-	-	$626
Trade and other receivables	$10,149	-	-	$10,149	$6,309	-	-	$6,309
Financial liabilities:
Working capital facilities	$12,092	-	-	$12,092	$11,635	-	-	$11,635
Trade and other payables	$7,398	-	-	$7,398	$4,147	-	-	$4,147
Current lease liability	$201	-	-	$201	$164	-	-	$164
Short term loans	-	$3,800	-	$3,800	-	$582	-	$582
Other payables	$486	-	-	$486	$246	-	-	$246
Promissory notes	-	$1,022	-	$1,022	-	$4,363	-	$4,363
Non-current liabilities	-	$2,168	-	$2,168	-	$2,235	-	$2,235

There were no transfers between levels of the fair value hierarchy during the period presented.

Risk Management

The Company may be exposed to risks of varying degrees of significance which could affect its ability to achieve its strategic objectives. The main objectives of the Company’s risk management processes are to ensure that the risks are properly identified and that the capital base is adequate in relation to those risks. The principal risks to which the Company is exposed are described below. There have been no changes in risk exposure since the prior year unless otherwise noted.

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ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

Capital risk

The Company manages its capital to ensure that there are adequate capital resources for the Company to maintain and develop its products. The capital structure of the Company consists of shareholders’ equity and depends on the underlying profitability of the Company’s operations.

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the development, manufacture and marketing of its products. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Group's capital management objectives are:

•	to ensure the Group's ability to continue as a going concern.
•	to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

The Group monitors capital on the basis of the carrying amount of equity plus its short-term debt comprised of the promissory notes, less cash and cash equivalents as presented on the face of the statement of financial position.

The Group sets the amount of capital in proportion to its overall financing structure, comprised of equity and long-term debt. The Group manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Group issues new shares or increases its long-term debt.

Capital for the reporting periods under review is summarized as follows:

	June 30	September 30
	2023	2022
Total Equity (Deficiency)	5,985	(5,919)
Cash and cash equivalents	(723)	(626)
Capital	5,262	(6,545)

Total Equity (Deficiency)	5,985	(5,919)
Promissory Note	1,022	4,363
Short-term loans	3,857	582
Working capital facilities	12,092	11,635
Other Long-term liabilities	2,523	2,629
Overall Financing	25,479	13,290
Capital to Overall financing Ratio	0.21	-0.49

21

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

Credit risk

Credit risk is the risk that the counter-party fails to discharge an obligation to the Company. The Company is exposed to this risk due to its cash and cash equivalents, trade and other receivables.

Cash is held with financial institutions, each of which had at June 30, 2023 a rating of R-1 mid or above.

The Company manages its credit risk related to trade and other receivables by establishing procedures to establish credit limits and approval policies. The balance in trade and other receivables is primarily attributable to trade accounts receivables. In the opinion of management, the credit risk is moderate and no credit losses are expected. Management is taking appropriate action to mitigate this risk by adjusting credit terms.

Liquidity risk

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk by maintaining a portfolio of liquid funds and having access to a revolving credit facility. We believe that cash flow from operating activities, together with cash on hand, cash from our A/R, and borrowings available under the Revolver are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment.

Market risk

Market risk incorporates a range of risks. Movement in risk factors, such as market price risk and currency risk, affect the fair value of financial assets and liabilities. The Company is exposed to these risks as the ability of the Company to develop or market its products and the future profitability of the Company is related to the market price of its primary competitors for similar products.

Interest rate risk

The Company has variable interest debt as described in Note 9. Changes in interest rates will affect future interest expense and cash flows. The Company does not enter into derivative instruments to reduce this exposure.

Foreign currency risk

The Company is exposed to foreign currency risk. The Company’s functional currency is the Canadian dollar and the financial statements are presented in United States dollars. Changes in the relative values of these currencies will give rise to changes in other comprehensive income.

Purchases are transacted in Canadian dollars, United States dollars and Euro. Management believes the foreign exchange risk derived from any currency conversions may have a material effect on the results of its operations. The financial instruments impacted by a change in exchange rates include our exposures to the above financial assets or liabilities denominated in nonfunctional currencies. Cash held by the Company in US dollars at June 30, 2023 was $618 (March 31, 2023 $168).

22

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

If the US dollar to Canadian foreign exchange rate changed by 2% this would change the recorded Net gain(loss) by $157 (March 31, 2023-$143).

17.  Contingencies

The contingencies in these unaudited condensed interim consolidated financial statements are the same as those disclosed in the Company’s consolidated financial statements as at and for the year ended September 30, 2022.

18.  Segment and Customer Reporting

The Company develops, manufactures and markets power technology products.

Given the size and nature of the products produced, the Company’s operations are segmented based on large format batteries, with the remaining smaller product line categorized as “Other”.

There has been no change in either the determination of our segments, or how segment performance is measured, from that described in the Company’s consolidated financial statements as at and for the quarter ended June 30, 2023.

Segment profits are assessed based on revenues, which for the quarters ended June 30, 2023 and 2022 were as follows:

	2023	2022
Large format batteries	$9,629	$4,223
Other	902	82
	$10,531	$4,305

Revenues based can be analyzed as follows based on the nature of the underlying deliverables:

	2023	2022
Revenue with customers
Sale of batteries and battery systems	$9,629	$4,223
Sale of services	192	9
Grant income
Research grant	451	-
Others	259	73
	$10,531	$4,305

Sales of batteries and battery systems and research grants are recognized at a point in time once the conditions for recognition are met. Service revenue is recognized over time as the service is rendered.

23

ELECTROVAYA INC.

Notes to the Condensed Interim Consolidated Financial Statements

(Expressed in thousands of U.S. dollars, except where otherwise indicated)

Nine months periods ended June 30, 2023 and 2022

(Unaudited)

Revenues attributed to regions based on the location of the customer were as follows:

	2023	2022
Canada	$605	$90
United States	9,745	4,194
Others	181	21
	$10,531	$4,305

Customers:

Electrovaya defines the customer as the end user of our product. With our direct sales channel, sales orders are placed directly by the customers to Electrovaya. With our Original Equipment Manufacturers (OEM) sales channel, the OEM has an exclusive distribution agreement with the company such that the end customers place the order with the OEM which then passes the order to Electrovaya. While the OEM, because of the exclusive distribution agreement, has a large volume of sales it represents a wide and varied customer base.

For the quarter ended June 30, 2023 one customer represented more than 10% of total revenue (quarter ended June 30, 2022 one customer). Sales via our OEM sales channel accounted for 83.61% and 85.1% of total revenue for the quarters ended June 30, 2023 and 2022 respectively.

The movement in the balance of deferred revenue is as follows:

	June 30,	September 30,
	2023	2022
Beginning balance	$5	$900
Amounts received	66	-
Recognition of income	(71)	(197)
Amounts refunded	-	(630)
Currency translation	-	(68)
Ending balance	$-	$5

24